SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED-PARTY TRANSACTIONS

São Paulo, January 12, 2026 - Braskem S.A. (“Braskem”), in compliance with article 33, XXXII of CVM Resolution 80/2022, hereby informs its shareholders and the market in general of the following transaction between related parties:

Parties	Braskem S.A and Distribuidora de Águas Camaçari S.A. (“DAC”)
Relationship with the issuer	Braskem S.A. (“Braskem” or the “Company”) is a shareholder with Significant Influence over Cetrel S.A., which, is the controlling shareholder of DAC.
Purpose	Supply Agreement for Electric Power, Steam, Service Air, Instrument Air, and Clarified Water (“Utilities”) by Braskem, from the plant located in Camaçari/BA to DAC, also located in Camaçari/BA.
Key Terms and Conditions

(i)              Term: from January 1, 2026 to December 31, 2030.

(ii)             Contractual Volumes:

Electric Power: 4.37 MW

Steam: 0.4 t/h

Service Air: 162,000 Nm³/month

Instrument Air: 360,000 Nm³/month

Clarified Water: 62,050 m³/month

(iii)           Total amount: Up to R$97 million.

(iv)           Termination events: by Braskem, in case of resale/assignment without authorization or unauthorized installation compromising safety; and by either party, in case of uncured default (30 days), breach of anti-corruption/confidentiality obligations, force majeure (if impossibility lasts more than 180 days), termination without cause (penalty of 100% of the outstanding balance), or legal/regulatory imposition.

Transaction date	01/01/2026

1

Possible participation of the counterparty, its partners, or managers in the issuer's decision-making process or negotiation of the transaction as representatives of the issuer	There was no participation by the counterparty, the counterparty's partners or the counterparty's administrators in Braskem's decisionmaking process or in the negotiation of the aforementioned contracts.
Detailed justification of the reasons why the issuer's management considers that the transaction has complied with commutative conditions or provides for an appropriate reverse payment

The supply of Utilities by Braskem considers the operational rate of the plants and the generation capacity of the products with positive margins for Braskem, as well as the pricing established in accordance with market conditions.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.